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                            September 10, 2021

       Moshe Edree
       Director
       Codere Online Luxembourg, S.A.
       7 rue Robert St  mper
       L-2557 Luxembourg
       Grand Duchy of Luxembourg
       R.C.S. Luxembourg: B255798

                                                        Re: Codere Online
Luxembourg, S.A.
                                                            Registration
Statement on Form F-4
                                                            Filed August 12,
2021
                                                            File No. 333-258759

       Dear Mr. Edree:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed August 12, 2021

       Risk Factors, page 62

   1. Please disclose the material risks to unaffiliated investors presented by taking the company public through
a merger rather than an underwritten offering. These risks could include, for example,
the absence of due diligence conducted by an underwriter that would be subject to liability
for any material misstatements or omissions in a registration statement.
 Moshe Edree
FirstName LastNameMoshe
Codere Online Luxembourg,Edree
                           S.A.
Comapany 10,
September NameCodere
              2021     Online Luxembourg, S.A.
September
Page 2    10, 2021 Page 2
FirstName LastName
The ability to successfully effect the Business Combination, and the Combined Company's ability to . . . ., page 86

2.       We note your references to the profitability of the Combined Company here and
         elsewhere in the prospectus. Please revise your disclosure to reflect that the company has not achieved profitability, but has sustained net losses in 2019, 2020 and the most recent interim period.
Following the consummation of the Business Combination, Holdco may redeem your unexpired
Holdco Warrants . . . ., page 91

3. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Please clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
The Sponsor and certain of DD3s directors and officers have potential conflicts of interest . . . .,
page 101

4.       We note DD3   s charter waived the corporate opportunities doctrine.
Please address this
         potential conflict of interest and whether it impacted DD3's search for an acquisition target.
The nominal purchase price paid by the Sponsor for the shares of DD3 Class B Common Stock may significantly dilute . . . ., page 102

5. Here or in another appropriate place in the prospectus, please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Please provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
6. Here or in another appropriate place in the prospectus, please revise to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Unaudited Pro Forma Combined Financial Information, page 109

7. We note your disclosure in Note 2 to the unaudited interim financial statements for the quarterly period ended March 31, 2021 that you have "revised" your financial statements to reclassify warrants from equity to liabilities. In this regard, it appears that the column "DD3 US GAAP Historical in USD" should be these revised financial statements.
         Please advise. Additionally, please explain the following, or revise as appropriate:
             With regard to footnotes (2) and (13) to the unaudited pro forma interim financial
 Moshe Edree
FirstName LastNameMoshe
Codere Online Luxembourg,Edree
                           S.A.
Comapany 10,
September NameCodere
              2021     Online Luxembourg, S.A.
September
Page 3    10, 2021 Page 3
FirstName LastName
              statements for the quarterly period ended March 31, 2021 and annual period ended
              December 31, 2020, it is unclear why reference is made to reclassifying warrants from equity to liabilities as this adjustment is not related to IFRS conversion.
                It is unclear how the adjustments discussed in footnotes (2) and (13) to conform to
              IFRS were determined for the quarterly period ended March 31, 2021, and why no change in warrant liability was included in the quarterly period ended December 31,
              2020.
                It is unclear how the pro forma adjustment of $209,000 for the change in fair value of the warrant liability for the year ended December 31, 2020 relates to the carrying value of the warrant liability of $183,150 at December 31, 2020 and change in fair value in that quarterly period of $74,000 as stated in Note 2 on page F-10.
The Background of the Business Combination , page 127

8. We note DD3 retained EarlyBirdCapital as its financial advisor pursuant to a business combination marketing agreement, but EarlyBirdCapital has not rendered a fairness opinion. In an appropriate place in the prospectus, please describe the level of diligence the financial advisor performed in connection with the transaction. In addition, please quantify the aggregate fees payable to the financial advisor that are contingent on completion of the business combination.
The Business Combination
Transaction Timeline , page 129

9. Please revise the various discussions to discuss in greater detail all negotiations related to price, valuation or consideration to be received by Codere Group. Additionally, please discuss in greater detail any negotiations related to the Sponsor or current DD3 shareholders equity position in the post-combination company. Interests of DD3's Directors and Officers in the Business Combination , page 137

10. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the Sponsor and the company   s officers
and directors. This
         could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
Certain Unaudited Codere Online Prospective Financial Information , page 139

11. Please describe the material assumptions underlying the projections and the limitations of the projections.
Contribution and Exchange Agreement , page 155

12.      We note the valuation of    30,000,000 Holdco Ordinary Shares valued
at $300,000,000, on
         a cash-free and debt-free basis, and subject to a normalized level of working capital of
 Moshe Edree
FirstName LastNameMoshe
Codere Online Luxembourg,Edree
                           S.A.
Comapany 10,
September NameCodere
              2021     Online Luxembourg, S.A.
September
Page 4    10, 2021 Page 4
FirstName LastName
         Holdco, SEJO and SEJO   s subsidiaries, . . . shall be confirmed in a
valuation report to be
         prepared and issued at the Exchange Effective Time by a Luxembourg independent
         auditor (r  viseur d   entreprises).    Please provide disclosure
under Item 1015(b) of
         Regulation M-A for the report, or tell us why it is not applicable. Please include a detailed summary of the report, with a particular emphasis on the bases for and methods used in arriving at the valuation findings and any instructions or limitations imposed by the SPAC or target company.
         .
Unaudited Condensed Balance Sheet as of March 31, 2021, page F-2

13. Please revise your presentation here to include comparative balance sheet information of the latest year-end balance sheet. In this regard, we note that the latest DD3 Acquisition
         Corp II balance sheet is as of October 13, 2020, as inception date of the registrant was
         September 30, 2020. Similar changes should be made to the unaudited interim balance sheet as of December 31, 2020.

DD3 Acquisition Corp. II
Unaudited Financial Statements
Note 2: Revision of Previously Issued Financial Statement, page F-10

14. We note you concluded the Private Warrants should have been classified as derivative liabilities. Please tell us and disclose how you account for your Public Warrants and provide us with your analysis to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.
Unaudited Financial Statements for the Quarterly Period Ended December 31, 2020, page F-21

15. We note your disclosure in Note 2 to the unaudited interim financial statements for the quarterly period ended March 31, 2021 that you have "revised" your unaudited interim financial statements for the quarterly period ended December 31, 2020 to reclassify the warrants from equity to liabilities. Please explain the following, or revise as appropriate:
             You have presented interim financial statements for DD3 Acquisition Corp. II for the quarterly period ended December 31, 2020, but these statements do not appear to reflect the restatement. For example, there does not appear to be an income statement impact of adjusting the warrants to fair value, and there does not appear to be a corresponding liability on the balance sheet.
             There does not appear to be a restatement footnote in the December 31, 2020 interim financial statements pursuant to ASC 250.
             Financial results for the period from inception through December 31, 2020 and
             March 31, 2021 have not been labeled as restated.
 Moshe Edree
Codere Online Luxembourg, S.A.
September 10, 2021
Page 5
Codere Online Business
Unaudited Combined Carve-Out Financial Statements as of and for the Quarterly Period Ended
March 31, 2021, page F-51

16. Please revise to include footnotes to the unaudited financial statements as of and for the
         Quarterly Period Ended March 31, 2021. Please refer to Item 8(A)(5) of the Instructions to Form 20-F for guidance.
General

17. In an appropriate place in your prospectus, please disclose the Sponsor and its affiliates total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
18. In an appropriate place in your prospectus, please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-
         redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
19. We note that certain shareholders agreed to waive their redemption rights. In appropriate place in your prospectus, please describe any consideration provided in exchange for this agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameMoshe Edree                                  Sincerely,
Comapany NameCodere Online Luxembourg, S.A.
                                                               Division of
Corporation Finance
September 10, 2021 Page 5                                      Office of Trade
& Services
FirstName LastName